As filed with the Securities and Exchange Commission on September 1, 2022

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT

(Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934)

YIELDSTREET PRISM FUND INC.

(Name of Subject Company (Issuer) AND Filing Person (Offeror))

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Ivor Wolk, Esq.

General Counsel

YieldStreet Prism Fund, Inc.

300 Park Avenue, 15th Floor

New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on

Behalf of Filing Person(s))

Copies to:

John J. Mahon, Esq.
Schulte Roth & Zabel LLP
901 Fifteenth Street, NW, Suite 800
Washington, DC 20005
(202) 729-7477

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee (1)
$3,307,206	$306.58

(1)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2022, equals $92.70 per million dollars of the value of the transaction.

[X]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $306.58	Filing Party: YieldStreet Prism Fund Inc.
Form or Registration No.: SC-TO-I (005-92514)	Date Filed: August 3, 2022

[ ]	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1

[X]	issuer tender offer subject to Rule 13e-4

[ ]	going-private transaction subject to Rule 13e-3

[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on August 3, 2022 by YieldStreet Prism Fund Inc. (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase up to 356,380 shares of its common stock, par value $0.001 per share (“Shares”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits 99(a)(1)(A) and 99(a)(1)(B) to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1. The Offer expired 12:00 a.m., Eastern Time, on August 30, 2022.

2. The net asset value of Shares tendered pursuant to the Offer was calculated as of June 30, 2022. The purchase price per Share was $9.28.

3. 669,863 Shares were validly tendered and not withdrawn prior to the expiration of the Offer, and 356,380 Shares were accepted for repurchase by the Fund in accordance with the terms of the Offer.

Except as specifically provided herein, the information contained in the Statement, the Offer to Purchase, and the Letter of Transmittal remains unchanged and this Final Amendment does not modify any of the information previously reported in the Statement, the Offer to Purchase, or the Letter of Transmittal.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YieldStreet Prism Fund Inc.

By:	/s/ Michael Weisz
	Name:	Michael Weisz
	Title:	President

	Dated:	September 1, 2022

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